FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 4, 2005, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), reporting its consolidated financial results for the fiscal third quarter and nine months, ended December 31, 2004.

2.	Supplemental consolidated financial data for the fiscal 2005 third quarter, ended December 31, 2004.

3.	News release issued on February 4, 2005, by the registrant, announcing the signing of agreements regarding reorganization of New Matsushita Group.

4.	News release issued on February 4, 2005, by the registrant, announcing that the registrant will absorb wholly-owned subsidiary.

5.	News release issued on February 7, 2005, by the registrant, announcing an agreement between Hitachi and the registrant on comprehensive collaboration in the plasma display business.

6.	News release issued on February 17, 2005, by the registrant, announcing that the registrant will change the company name of a subsidiary.

7.	News release issued on February 22, 2005, by the registrant, announcing the repurchase of a portion of its own shares.

8.	News release issued on February 24, 2005, by the registrant, announcing that Sumitomo Trust & Banking and the registrant have finalized and signed definitive agreements regarding the equity ownership and business operations of Matsushita Leasing & Credit.

9.	A description of internal organization and procedures regarding timely disclosure of corporate information submitted by the registrant, to the Tokyo, Osaka, and Nagoya Stock Exchanges on February 28, 2005.

A description on internal organization and procedures regarding timely disclosure of corporate information was submitted by the registrant to the Tokyo Stock Exchange on February 28, 2005, pursuant to requirement of the Tokyo Stock Exchange, pledging that the Company will faithfully execute its duties to provide timely and appropriate corporate information to investors. The description was also submitted to the Osaka and Nagoya Stock Exchanges.

The description of internal organization and procedures reflects the condition at the time of filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: March 7, 2005

February 4, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi (Osaka)	Ryuichi Tsuruta (Japan)
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note:	Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 104 yen.)

MATSUSHITA REPORTS GAINS IN THIRD QUARTER FINANCIAL RESULTS

- Full-year Operating Profit Forecast Revised Upward -

Osaka, Japan, February 4, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the third quarter and nine months, ended December 31, 2004, of the current fiscal year ending March 31, 2005 (fiscal 2005).

Consolidated Third-quarter Results1

Consolidated group sales for the third quarter increased 13% to 2,296.5 billion yen (U.S.$22.08 billion), from 2,031.3 billion yen in the same three-month period a year ago. Explaining third quarter results, the company cited sales gains in digital audiovisual (AV) products, especially “V-products,” increased sales in Home Appliances, and the addition of MEW, PanaHome and their respective subsidiaries to the company’s consolidated financial results. Sales declines, however, were recorded in information and communications equipment, Components and Devices, and JVC. Of the consolidated group total, domestic sales increased 28% to 1,189.0 billion yen ($11.43 billion). Overseas sales edged up 1% to 1,107.5 billion yen ($10.65 billion). Excluding the effects of currency translation, overseas sales increased 1% from a year ago on a local currency basis2.

1.	On April 1, 2004, Matsushita acquired a controlling interest in Matsushita Electric Works, Ltd. (MEW). As a result, MEW, PanaHome Corporation (PanaHome) and their respective subsidiaries became consolidated subsidiaries of the company. The current third quarter and nine-month consolidated results include the results of these subsidiaries on a full consolidated basis. For more information, see Notes 5 and 8 of Notes to consolidated financial statements on pages 14 and 15.

2.	Sales on a local currency basis is not a measure conforming with U.S. generally accepted accounting principles (U.S. GAAP). However, the company believes that this measure is useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency exchange rate fluctuations.

During the third quarter under review, the overall economic situation in Japan remained stable, despite lingering negative factors including a strong yen, mainly against the U.S. dollar, rising oil and raw materials prices, downturns in the information technology (IT) and components and devices industries, as well as slowed exports. Global economies, however, were characterized by generally slow conditions, although the U.S. economy showed modest progress, and China also continued an upward trend, supported by domestic consumer spending.

During the third quarter of fiscal 2005, Matsushita continued to implement initiatives relating to product competitiveness, enhanced profitability and strengthened overseas businesses, all aimed at achieving global excellence and sustainable growth. In particular, Matsushita further augmented its line of competitive V-products that feature proprietary “black-box” technologies, incorporate universal design concepts and are environmentally friendly. Matsushita also strengthened its overall management structure through sweeping cost reduction activities and proactive business restructuring. Furthermore, management maintained a high priority on the improvement of cash flows, focusing on the reduction of total assets, particularly inventories.

As part of its comprehensive collaboration activities with MEW, the two companies unified brands and product designs, opened new product showrooms and announced “Collaboration V-products,” which utilize the respective strengths of both companies. In addition, Matsushita and MEW will integrate overlapping businesses in the areas of electrical supplies, building materials and equipment, and home appliances to establish an optimum organizational structure from a customer’s point of view.

Regarding earnings, negative factors such as a strong yen, increased raw materials costs and intensified global price competition were more than offset by sales gains, cost reduction efforts and other positive factors. As a result, operating profit3 for the third quarter increased 24%, to 88.3 billion yen ($849 million), from 70.9 billion yen in the same three-month period a year ago. During the third quarter, the company incurred restructuring charges of 10.0 billion yen ($96 million) related to early retirement programs. This, and other factors, resulted in pre-tax income of 83.1 billion yen ($799 million), mostly unchanged from the third quarter of last year. Net income for the quarter totaled 35.6 billion yen ($342 million), up from 24.2 billion yen in the same quarter of the previous year. Net income per common share for the third quarter was 15.56 yen ($0.15) on a diluted basis, versus a net income per common share of 10.32 yen on the same basis a year ago.

Consolidated Nine-month Results

Consolidated group sales for the nine months ended December 31, 2004 increased 17% to 6,615.1 billion yen ($63.61 billion), compared with 5,671.0 billion yen in the same nine-month period a year ago. Domestic sales increased 30% to 3,391.9 billion yen ($32.62 billion), while overseas sales were up 5% to 3,223.2 billion yen ($30.99 billion). Excluding the effects of currency translation, overseas sales increased 8% from a year ago on a local currency basis.

For reasons similar to those given for the third quarter results, the company’s operating profit for the nine months increased 62% to 244.6 billion yen ($2.35 billion), from 150.5 billion yen in the comparable period a year ago. Income before income taxes for the nine-month period increased 57% to 220.4 billion yen ($2.12 billion), from 140.2 billion yen in the comparable period a year ago. Net income also improved, increasing 94% to 91.7 billion yen ($882 million), as compared with a net income of 47.4 billion yen in the same nine-month period of the previous year. This resulted in a net income per common share of 39.79 yen ($0.38) on a diluted basis, versus a net income per common share of 20.11 yen on the same basis a year ago.

3.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 14.

Third-quarter Sales Breakdown by Product Category

Effective April 1, 2004, the company reclassified its previous five product categories (AVC Networks, Home Appliances, Components and Devices, JVC, and Other) into six new product categories to reflect the consolidation of MEW, PanaHome and their respective subsidiaries. The six new product categories are: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC, and Other.

The company’s third-quarter consolidated sales by reclassified product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales decreased 5% to 966.9 billion yen ($9.30 billion), from 1,013.4 billion yen in last year’s third quarter. Within this category, sales of video and audio equipment increased 4%, due mainly to strong sales of digital AV products, such as flat-panel TVs, including PDP TVs, and digital cameras, which were more than sufficient to offset sluggish sales in VCRs and audio equipment.

Sales of information and communications equipment were down 12% due to sales declines in cellular phones and other products, although increased sales were recorded for PCs and peripherals.

Home Appliances

Sales of Home Appliances increased 3% to 316.5 billion yen ($3.04 billion), compared with 306.9 billion yen in the third quarter of the previous year. Although sales of seasonal products in Japan decreased due to an unusually warm winter, sales of new air conditioners, washing machines and refrigerators contributed to improved overall results.

Components and Devices

Sales of Components and Devices decreased 7% to 279.1 billion yen ($2.68 billion), compared with 301.4 billion yen in the same three-month period of the previous year. Although sales of batteries increased from last year’s third quarter, sluggish sales of general electronic components and semiconductors resulted in overall lower sales.

MEW and PanaHome

Sales of MEW and PanaHome and their respective subsidiaries totaled 376.6 billion yen ($3.62 billion).

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 209.4 billion yen ($2.01 billion), down 7% from 225.9 billion yen in the third quarter of the previous year. Although sales of AV equipment increased in the Japanese domestic market, overseas sales, particularly in the Americas, declined from the previous year’s third quarter. Sales decreases were also recorded in software.

Other

Sales for Other were down 19% to 148.0 billion yen ($1.42 billion), from 183.7 billion yen a year ago. Within this category, sluggish sales of factory automation (FA) equipment and the reclassification of MEW products (which were traditionally sold through the parent company) into a new product category resulted in the overall lower sales.

Consolidated Financial Condition

On a consolidated basis, total assets as of December 31, 2004 were 8,329.0 billion yen ($80.09 billion), a decrease of 76.3 billion yen from the end of the first fiscal half (September 30, 2004). This was attributable mainly to a decrease of 77.0 billion yen ($740 million) in inventories. Stockholders’ equity decreased 48.9 billion yen, due mainly to repurchases of the company’s own shares from the market. Consolidated total assets as of December 31, 2004 increased 891.0 billion yen as compared with the end of the previous fiscal year (March 31, 2004), due mainly to the consolidation of MEW and PanaHome.

Outlook for the Full Fiscal Year 2005, ending March 31, 2005

Regarding the outlook for the remainder of fiscal 2005, while the company currently expects severe conditions, including sharp price declines due to fierce competition and other negative factors, Matsushita today announced an upward revision of its operating profit forecast for the full fiscal year, ending March 31, 2005. On a consolidated basis, operating profit is now expected to increase to 300 billion yen, as compared with the previous forecast (announced on April 28, 2004) of 280 billion yen. The revised forecast for operating profit represents an increase of 53% from the previous year. Reasons given for the upward revision included strong sales of V-products, such as PDP TVs and washer/dryers, and the positive effects of cost reductions and other management initiatives. Matsushita maintained its original forecast for consolidated income before income taxes4 of 230 billion yen. The pre-tax income forecast was left unchanged due mainly to an increase in restructuring charges from the original projection of 75 billion yen to 130 billion yen. Net income is now expected to decrease to 50 billion yen, compared with the previous forecast of 63 billion yen, considering a possible increase in tax expenses related to the re-evaluation of deferred tax assets, resulting from the aforementioned structural reforms. The new forecast for net income represents an increase of 19% compared to the previous year. Regarding net sales on a consolidated basis, Matsushita maintained its original forecast of approximately 8,800 billion yen.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges. For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.co.jp/global/

Matsushita IR web site URL: http://ir-site.panasonic.com/

4.	Other income (deductions) affecting the forecast for income before income taxes consists of other income expected to amount to 60 billion yen, such as a gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance, and restructuring charges of 130 billion yen.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

(Financial Tables Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended December 31)

	Yen (millions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
Net sales	¥2,296,525	¥2,031,319	113%	$ 22,082
Cost of sales	(1,631,230)	(1,422,963)		(15,685)
Selling, general and administrative expenses	(577,041)	(537,420)		(5,548)

Operating profit	88,254	70,936	124%	849

Other income (deductions):
Interest income	4,644	5,018		45
Dividend income	1,466	1,459		14
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	39,580		—
Interest expense	(5,075)	(6,412)		(49)
Restructuring charges **	(10,000)	(35,919)		(96)
Write-down of investment securities	(1,409)	(13)		(14)
Other income (loss), net	5,210	8,328		50

Income before income taxes	83,090	82,977	100%	799

Provision for income taxes	(35,701)	(52,030)		(343)
Minority interests	(10,029)	(6,888)		(97)
Equity in earnings (losses) of associated companies	(1,790)	187		(17)

Net income	¥35,570	¥24,246	147%	$ 342

Net income, basic
per common share	15.56 yen	10.50 yen		$0.15
per ADS	15.56 yen	10.50 yen		$0.15
Net income, diluted
per common share	15.56 yen	10.32 yen		$0.15
per ADS	15.56 yen	10.32 yen		$0.15

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 14-15.

Supplementary Information
(Three months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2004	2003		2004
Depreciation (tangible assets):	¥69,370	¥60,669		$ 667
Capital investment:	¥76,908	¥58,723		$ 740
R&D expenditures:	¥148,649	¥140,555		$ 1,429

Number of employees (Dec. 31)	337,863	294,614

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Nine months ended December 31)

	Yen (millions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
Net sales	¥6,615,062	¥5,671,007	117%	$ 63,606
Cost of sales	(4,706,826)	(4,007,059)		(45,258)
Selling, general and administrative expenses	(1,663,648)	(1,513,406)		(15,996)

Operating profit	244,588	150,542	162%	2,352

Other income (deductions):
Interest income	13,762	14,827		132
Dividend income	5,374	5,017		52
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	31,509	39,580		303
Interest expense	(16,569)	(20,300)		(159)
Restructuring charges **	(58,191)	(36,788)		(560)
Write-down of investment securities	(3,072)	(48,024)		(30)
Other income (loss), net	2,962	35,377		29

Income before income taxes	220,363	140,231	157%	2,119

Provision for income taxes	(96,533)	(74,377)		(928)
Minority interests	(25,375)	(15,104)		(244)
Equity in earnings (losses) of associated companies	(6,706)	(3,358)		(65)

Net income	¥91,749	¥47,392	194%	$ 882

Net income, basic
per common share	39.79 yen	20.38 yen		$0.38
per ADS	39.79 yen	20.38 yen		$0.38
Net income, diluted
per common share	39.79 yen	20.11 yen		$0.38
per ADS	39.79 yen	20.11 yen		$0.38

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 14-15.

Supplementary Information (Nine months ended December 31)

	Yen (millions)			U.S. Dollars (millions)
	2004	2003		2004
Depreciation (tangible assets):	¥208,038	¥183,187		$ 2,000
Capital investment:	¥222,551	¥180,603		$ 2,140
R&D expenditures:	¥465,176	¥418,210		$ 4,473

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

December 31, 2004

With comparative figures for September 30, 2004

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2004
Assets

Current assets:
Cash and cash equivalents	¥1,255,716	¥1,253,608	$12,074
Time deposits	104,851	171,630	1,008
Marketable securities	8,536	7,645	82
Trade receivables (notes and accounts) and other current assets	1,867,896	1,800,993	17,961
Inventories	991,694	1,068,646	9,536

Total current assets	4,228,693	4,302,522	40,661

Noncurrent receivables	251,211	253,243	2,415
Investments and advances	1,154,621	1,113,505	11,102
Property, plant and equipment, net of accumulated depreciation	1,629,950	1,642,578	15,673
Other assets	1,064,566	1,093,502	10,236

Total assets	¥8,329,041	¥8,405,350	$80,087

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	¥468,789	¥387,572	$4,508
Trade payables (notes and accounts) and other current liabilities	2,499,048	2,494,878	24,029

Total current liabilities	2,967,837	2,882,450	28,537

Long-term debt	524,462	577,688	5,043
Other long-term liabilities	795,842	866,048	7,652
Minority interests	485,241	474,572	4,666
Common stock	258,740	258,740	2,488
Capital surplus	1,230,365	1,230,315	11,830
Legal reserve	88,395	88,166	850
Retained earnings	2,493,782	2,475,725	23,979
Accumulated other comprehensive income (loss) *	(285,409)	(264,262)	(2,744)
Treasury stock	(230,214)	(184,092)	(2,214)

Total liabilities and stockholders’ equity	¥8,329,041	¥8,405,350	$80,087

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2004
Cumulative translation adjustments	¥(276,372)	¥(217,897)	$(2,657)
Unrealized holding gains of available-for-sale securities	81,261	70,453	781
Unrealized gains of derivative instruments	4,878	4,964	47
Minimum pension liability adjustments	(95,176)	(121,782)	(915)

**	See Notes to consolidated financial statements on pages 14-15.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended December 31)

	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
AVC Networks
Video and audio equipment	¥476.2	¥457.1	104%	$4,579

Information and communications equipment	490.7	556.3	88%	4,718

Subtotal	966.9	1,013.4	95%	9,297

Home Appliances	316.5	306.9	103%	3,043

Components and Devices	279.1	301.4	93%	2,684

MEW and PanaHome	376.6	—	—	3,621

JVC	209.4	225.9	93%	2,014

Other	148.0	183.7	81%	1,423

Total	¥2,296.5	¥2,031.3	113%	$22,082

Domestic sales	1,189.0	932.5	128%	11,433

Overseas sales	1,107.5	1,098.8	101%	10,649

(Nine months ended December 31)
	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
AVC Networks
Video and audio equipment	¥1,208.4	¥1,127.0	107%	$11,619

Information and communications equipment	1,504.5	1,612.9	93%	14,466

Subtotal	2,712.9	2,739.9	99%	26,085

Home Appliances	926.0	893.1	104%	8,904

Components and Devices	861.6	864.1	100%	8,285

MEW and PanaHome	1,088.2	—	—	10,463

JVC	563.6	629.6	90%	5,419

Other	462.8	544.3	85%	4,450

Total	¥6,615.1	¥5,671.0	117%	$63,606

Domestic sales	3,391.9	2,608.9	130%	32,614

Overseas sales	3,223.2	3,062.1	105%	30,992

*	See Notes to consolidated financial statements on pages 14-15.

[Domestic/Overseas Sales Breakdown for Three Months ended December 31, 2004]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2004	Percentage 2004/2003	Yen (billions) 2004	Percentage 2004/2003

AVC Networks
Video and audio equipment	¥154.8	113%	¥321.4	100%
Information and communications equipment	230.8	88%	259.9	89%

Subtotal	385.6	96%	581.3	95%

Home Appliances	205.8	99%	110.7	112%

Components and Devices	114.7	91%	164.4	94%

MEW and PanaHome	325.4	—	51.2	—

JVC	61.0	90%	148.4	94%

Other	96.5	74%	51.5	96%

Total	¥1,189.0	128%	¥1,107.5	101%

[Domestic/Overseas Sales Breakdown for Nine Months ended December 31, 2004] (in yen only)
	Domestic sales		Overseas sales
	Yen (billions) 2004	Percentage 2004/2003	Yen (billions) 2004	Percentage 2004/2003

AVC Networks
Video and audio equipment	¥379.3	115%	¥829.1	104%
Information and communications equipment	710.2	92%	794.3	94%

Subtotal	1,089.5	99%	1,623.4	99%

Home Appliances	571.8	99%	354.2	112%

Components and Devices	342.5	98%	519.1	101%

MEW and PanaHome	936.5	—	151.7	—

JVC	158.5	82%	405.1	93%

Other	293.1	75%	169.7	111%

Total	¥3,391.9	130%	¥3,223.2	105%

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended December 31)

By Business Segment:

	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
[Sales]

AVC Networks	¥1,041.0	¥1,068.4	97%	$10,009
Home Appliances	343.8	312.6	110%	3,306
Components and Devices	356.3	432.3	82%	3,426
MEW and PanaHome	390.8	—	—	3,758
JVC	213.4	233.3	91%	2,052
Other	250.5	238.6	105%	2,409

Subtotal	2,595.8	2,285.2	114%	24,960
Eliminations	(299.3)	(253.9)	—	(2,878)

Consolidated total	¥2,296.5	¥2,031.3	113%	$22,082

[Segment Profit] **

AVC Networks	¥25.7	¥33.6	77%	$247
Home Appliances	21.6	20.0	108%	208
Components and Devices	9.1	13.5	67%	87
MEW and PanaHome	20.3	—	—	195
JVC	7.2	10.0	72%	69
Other	8.9	4.3	208%	86

Subtotal	92.8	81.4	114%	892
Corporate and eliminations	(4.5)	(10.5)	—	(43)

Consolidated total	¥88.3	¥70.9	124%	$849

(Nine months ended December 31)
By Business Segment:
	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
[Sales]

AVC Networks	¥2,924.5	¥2,896.3	101%	$28,120
Home Appliances	1,004.2	916.5	110%	9,656
Components and Devices	1,148.7	1,258.8	91%	11,045
MEW and PanaHome	1,125.3	—	—	10,820
JVC	573.8	642.7	89%	5,517
Other	789.8	714.7	111%	7,594

Subtotal	7,566.3	6,429.0	118%	72,752
Eliminations	(951.2)	(758.0)	—	(9,146)

Consolidated total	¥6,615.1	¥5,671.0	117%	$63,606

[Segment Profit] **

AVC Networks	¥94.0	¥91.8	102%	$904
Home Appliances	59.4	39.1	152%	571
Components and Devices	48.6	39.3	124%	467
MEW and PanaHome	44.9	—	—	432
JVC	11.8	20.1	59%	114
Other	25.0	11.4	219%	240

Subtotal	283.7	201.7	141%	2,728
Corporate and eliminations	(39.1)	(51.2)	—	(376)

Consolidated total	¥244.6	¥150.5	162%	$2,352

* **	See Notes to consolidated financial statements on pages 14-15.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 4 for U.S. GAAP reconciliation.

3.	Comprehensive income was reported as a gain of 14,423 million yen ($139 million) for the third quarter ended December 31, 2004, a gain of 223,115 million yen for the third quarter ended December 31, 2003. Comprehensive income was a gain of 205,842 million yen ($1,979 million) for the nine months ended December 31, 2004, and a gain of 252,750 million yen for the nine months a year ago. Comprehensive income (loss) includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

4.	“Restructuring charges” in “Other income (deductions)” of the consolidated statements of income for the third quarter and nine months ended December 31, 2004 and 2003 include expenses associated with the implementation of early retirement programs at certain domestic companies. Under U.S. generally accepted accounting principles, these charges are included as part of operating profit in the statement of income.

5.	On April 1, 2004, the company acquired 19.2% of the issued common shares of MEW through a tender offer, of which the company had a 31.8% equity ownership until then, to obtain its controlling interest. This acquisition also resulted in another acquisition of controlling interest of PanaHome because both the company and MEW have 27% equity ownership. The acquired assets and assumed liabilities on April 1, 2004 are as shown below. As a result, the total assets at the beginning of the period increased 1,043,282 million yen, the balance that deducts 343,844 million yen, the company’s new basis of investment in MEW and PanaHome upon the acquisition of additional shares, from 1,387,126 million yen, the total assets acquired.

Yen (millions)
Current assets	¥658,544
Property, plant and equipment	440,584
Other assets	287,998

Total assets acquired	1,387,126

Current liabilities	335,899
Noncurrent liabilities	419,803

Total liabilities assumed	755,702

Minority interests	287,580

Net assets acquired	¥343,844

6.	Certain of the company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare (the Ministry) for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in the first half ended September 30, 2004. The gain of 31,509 million yen for the nine months ended December 31, 2004 from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income.

Matsushita Electric Welfare Pension Funds obtained approval from the Ministry for exemption from the past benefit obligation with respect to the substitutional portion and transferred it to the Government in December 2003. Income related to the transfer of the substitutional portion of the Employees Pension Funds is reported as other income of 39,580 million yen for the third quarter and for the nine months, ended December 31, 2003 in the consolidated statement of income.

7.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the company on April 1, 2004. Accordingly, a new segment, MEW and PanaHome, has been added to the company’s business segment classifications from this fiscal year (fiscal 2005).

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks:

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Matsushita Kotobuki Electronics Industries, Ltd.

Home Appliances:

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices:

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Matsushita Electronic Components Co., Ltd., Motor Company

MEW and PanaHome:

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC:

Victor Company of Japan, Ltd.

Other:

Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Information Equipment Co., Ltd.

9.	Number of consolidated companies: 565

10.	Number of companies reflected by the equity method: 82

11.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 104 yen, the approximate rate on the Tokyo Foreign Exchange Market on December 30, 2004.

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Details of Product Categories

AVC Networks

Color TVs, PDP and LCD TVs, VCRs, camcorders, digital cameras, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, SD Memory Cards, other data storage devices, copiers, printers, telephones, cellular phones and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dish washer/dryers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, general components (capacitors, resistors, coils, speakers, power supplies, electro-mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, rechargeable batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, healthy-life products, exterior and interior furnishing materials, bathroom units, molding compounds, laminates, relays, connectors, housings, etc.

JVC

VCRs, camcorders, CRT TVs, PDP TVs, LCD TVs, stereo hi-fi and related equipment, car audio, DVD players, DVD recorders, CD radio cassette recorders, business-use audiovisual equipment, information equipment, video projectors, display components, optical pickups, motors, high-density multi-layered printed circuit boards, AV software for DVD, CD and video tapes, recordable media, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, imported materials and components, etc.

# # #

February 4, 2005

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2005

Third Quarter, ended December 31, 2004

1. Sales breakdown for Fiscal 2005 Third Quarter, ended December 31, 2004

Third Quarter <Oct. to Dec. 2004>								yen (billions)

	Total			Domestic		Overseas

By Product Category		05/04	Local currency basis 05/04		05/04		05/04	Local currency basis 05/04
Video and audio equipment	476.2	104%	104%	154.8	113%	321.4	100%	100%
Information and communications equipment	490.7	88%	88%	230.8	88%	259.9	89%	89%

AVC Networks	966.9	95%	95%	385.6	96%	581.3	95%	95%
Home Appliances	316.5	103%	104%	205.8	99%	110.7	112%	115%
Components and Devices	279.1	93%	93%	114.7	91%	164.4	94%	95%
MEW and PanaHome	376.6	—	—	325.4	—	51.2	—	—
JVC	209.4	93%	92%	61.0	90%	148.4	94%	92%
Other	148.0	81%	81%	96.5	74%	51.5	96%	96%

Total	2,296.5	113%	113%	1,189.0	128%	1,107.5	101%	101%

Nine Months <Apr. to Dec. 2004>								yen (billions)

	Total			Domestic		Overseas

By Product Category		05/04	Local currency basis 05/04		05/04		05/04	Local currency basis 05/04
Video and audio equipment	1,208.4	107%	109%	379.3	115%	829.1	104%	106%
Information and communications equipment	1,504.5	93%	95%	710.2	92%	794.3	94%	97%

AVC Networks	2,712.9	99%	101%	1,089.5	99%	1,623.4	99%	102%
Home Appliances	926.0	104%	105%	571.8	99%	354.2	112%	117%
Components and Devices	861.6	100%	102%	342.5	98%	519.1	101%	104%
MEW and PanaHome	1,088.2	—	—	936.5	—	151.7	—	—
JVC	563.6	90%	91%	158.5	82%	405.1	93%	95%
Other	462.8	85%	86%	293.1	75%	169.7	111%	113%

Total	6,615.1	117%	118%	3,391.9	130%	3,223.2	105%	108%

	yen (billions)

Overseas Sales by Region	Fiscal 2005 Third Quarter Results			Fiscal 2005 Nine Months Results
		05/04	Local currency basis 05/04		05/04	Local currency basis 05/04
North and South America	356.5	98%	100%	1,006.7	97%	102%
Europe	329.0	104%	99%	889.3	108%	106%
Asia	267.6	101%	102%	810.6	107%	110%
China	154.4	102%	107%	516.6	117%	123%

Total	1,107.5	101%	101%	3,223.2	105%	108%

2. Segment Information

<Consolidated>	yen (billions)

	Fiscal 2005 Third Quarter Results					Fiscal 2005 Nine Months Results
	Sales	05/04	Segment profit	% of sales	05/04	Sales	05/04	Segment profit	% of sales	05/04
AVC Networks	1,041.0	97%	25.7	2.5%	77%	2,924.5	101%	94.0	3.2%	102%
Home Appliances	343.8	110%	21.6	6.3%	108%	1,004.2	110%	59.4	5.9%	152%
Components and Devices	356.3	82%	9.1	2.5%	67%	1,148.7	91%	48.6	4.2%	124%
MEW and PanaHome	390.8	—	20.3	5.2%	—	1,125.3	—	44.9	4.0%	—
JVC	213.4	91%	7.2	3.4%	72%	573.8	89%	11.8	2.1%	59%
Other	250.5	105%	8.9	3.5%	208%	789.8	111%	25.0	3.2%	219%
Total	2,595.8	114%	92.8	3.6%	114%	7,566.3	118%	283.7	3.7%	141%

Corporate and eliminations	-299.3	—	-4.5	—	—	-951.2	—	-39.1	—	—

Consolidated total	2,296.5	113%	88.3	3.8%	124%	6,615.1	117%	244.6	3.7%	162%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

3. Capital Investment, Depreciation and R&D Expenditures

<Consolidated>

Capital Investment	yen (billions)

	Fiscal 2005 Third Quarter Results		Fiscal 2005 Nine Months Results
		05-04		05-04
AVC Networks	18.0	+2.4	53.4	+6.3
Home Appliances	8.4	+2.8	24.9	+8.9
Components and Devices	32.3	+1.6	91.9	-1.8
MEW and PanaHome	9.8	+9.8	21.1	+21.1
JVC	2.7	-1.6	13.6	+2.0
Other	5.7	+3.2	17.7	+5.4
Total	76.9	+18.2	222.6	+41.9

Depreciation
(Tangible Assets)	yen (billions)

	Fiscal 2005 Third Quarter Results		Fiscal 2005 Nine Months Results
		05-04		05-04
	69.4	+8.7	208.0	+24.9

R&D Expenditures	yen (billions)

	Fiscal 2005 Third Quarter Results		Fiscal 2005 Nine Months Results
		05-04		05-04
	148.6	+8.1	465.2	+47.0

4. Foreign Currency Exchange Rates

<Export Rates>
	Fiscal 2004			Fiscal 2005
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months	Full Year (Forecast)
U.S.Dollars	¥115	¥117	¥115	¥108	¥109	¥107
Euro	¥130	¥130	¥129	¥133	¥132	¥132

<Rates Used for Consolidation>
	Fiscal 2004			Fiscal 2005
	Third Quarter	Nine Months	Full Year	Third Quarter	Nine Months	Full Year (Forecast)
U.S.Dollars	¥109	¥115	¥113	¥106	¥109	¥107
Euro	¥130	¥132	¥133	¥137	¥134	¥135

5. Number of Employees

<Consolidated>	(persons)

	end of Dec. 2003	end of Mar. 2004	end of Sep. 2004	end of Dec. 2004
Domestic	123,327	119,528	150,474	150,154
Overseas	171,287	170,965	189,133	187,709
Total	294,614	290,493	339,607	337,863

6. Other Information

	(shares	)

Issued Shares as of December 31, 2004 (a)	2,453,053,497
Treasury Stock as of December 31, 2004 (b)	178,499,139

Outstanding Shares (excluding treasury stock) as of December 31, 2004 (a)-(b)	2,274,554,358

	Fiscal 2004			Fiscal 2005
	Third Quarter	Nine Months	Annual Results	Third Quarter	Nine Months
Net income per common share, basic	¥10.50	¥20.38	¥18.15	¥15.56	¥39.79
Net income per common share, diluted	¥10.32	¥20.11	¥18.00	¥15.56	¥39.79
Stockholders’ equity per common share at the end of each period	¥1,446.80	—	¥1,488.77	¥1,563.23	—

7. Annual Forecast for Fiscal 2005, ending March 31, 2005

<Consolidated>	yen (billions)

	Fiscal 2004 Results		Fiscal 2005 Forecast (a) (as of Apr. 28, 2004)		Fiscal 2005 Forecast (b) (as of Feb. 4, 2005)
		04/03		05/04			05/04	(b)-(a)
Sales	7,479.7	101%	8,800.0	118%	8,800.0		118%	—

Operating profit * (% of Sales)	195.5 (2.6%)	154%	280.0 (3.2%)	143%	300.0 (3.4%)	**	153%	+20.0

Income before income taxes (% of Sales)	170.8 (2.3%)	248%	230.0 (2.6%)	135%	230.0 (2.6%)	**	135%	—

Net income (% of Sales)	42.1 (0.6%)	—	63.0 (0.7%)	149%	50.0 (0.6%)		119%	-13.0

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies.
**	Factors affecting the forecast for income before income taxes include other income of 60 billion yen, such as a gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance, and business restructuring charges of 130 billion yen.

8. Segment Information (Annual Forecast)

<Consolidated>	yen (billions)

	Fiscal 2005 Forecast (as of Apr. 28, 2004)					Fiscal 2005 Forecast (as of Feb. 4, 2005)
	Sales	05/04	Segment profit	% of sales	05/04	Sales	05/04	Segment profit	% of sales	05/04
AVC Networks	3,900.0	102%	155.0	4.0%	120%	3,850.0	100%	117.0	3.0%	91%
Home Appliances	1,220.0	100%	58.0	4.8%	110%	1,310.0	107%	74.0	5.6%	140%
Components and Devices	1,630.0	98%	65.0	4.0%	130%	1,520.0	92%	51.0	3.4%	102%
MEW and PanaHome	1,470.0	—	50.0	3.4%	—	1,535.0	—	60.0	3.9%	—
JVC	825.0	101%	27.0	3.3%	109%	795.0	97%	22.0	2.8%	89%
Other	960.0	101%	15.0	1.6%	102%	1,010.0	106%	32.0	3.2%	218%

Total	10,005.0	118%	370.0	3.7%	136%	10,020.0	118%	356.0	3.6%	131%

Corporate and eliminations	-1,205.0	—	-90.0	—	—	-1,220.0	—	-56.0	—	—

Consolidated total	8,800.0	118%	280.0	3.2%	143%	8,800.0	118%	300.0	3.4%	153%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

Disclaimer Regarding Forward-Looking Statements

        This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

        The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

February 4, 2005

FOR IMMEDIATE RELEASE

Matsushita Electric Industrial Co., Ltd.
Media Contacts:
Mike Kitadeya/Karl Takahashi (Osaka)
International PR	Tel: +81-6-6949-2293
Panasonic News Bureau (Tokyo)	Tel: +81-3-3542-6205
Investor Relations Contacts:
Ryuichi Tsuruta (Japan)	Tel: +81-6-6908-1121
Akihiro Takei
Panasonic Finance (America), Inc.	Tel: +1-212-698-1365
Norio Iino
Panasonic Finance (Europe) plc	Tel: +44-20-7562-4400

Matsushita Electric Works, Ltd.
Media Contact:
Yukio Kinashi
Publicity Dept. (Japan)	Tel: +81-6-6909-7187
Investor Relations Contacts:
Tomio Kado
Financial Management Dept. (Japan)	Tel: +81-6-6903-0442
Akihiro Takei
Panasonic Finance (America), Inc.	Tel: +1-212-698-1365
Norio Iino
Panasonic Finance (Europe) plc	Tel: +44-20-7562-4400

Signing of Agreements on Reorganization of New Matsushita Group

Osaka, Japan, February 4, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE: MC]), best known for its “Panasonic” brand name, and Matsushita Electric Works, Ltd. (MEW), today announced the signing of agreements regarding reorganization of the building materials and equipment business, the home appliances business and the industrial equipment business (see September 28, 2004 press release “Reorganization of New Matsushita Group” and November 29, 2004 press release “Matsushita Group to Reorganize and Consolidate Industrial Equipment Business”). Details of the reorganization are outlined below.

I. Reorganization of building materials and equipment business

1. Transfer of MEI’s building materials and equipment business to MEW

A.	Outline of business transfer

MEI will transfer the Corporate Housing Equipment Sales Division (including shares in Matsushita Housing Equipment & Systems Corporation (MHESC), but not including City Gas Equipment Business Promotion Department and OEM sales of equipment and instruments) of Matsushita Home Appliances Company to MEW.

B.	Schedule

February 4, 2005	Signing of business transfer agreement
April 1, 2005 (planned)	Date of business transfer

C.	Assets and liabilities of the businesses to be transferred (forecast for March 31, 2005)

(in millions of yen)
Item	Book value
Assets	1,293
Liabilities	—

D.	Transfer price and payment method

	(in millions of yen	)

Transfer price	5,687

Payment method	Decision will be separately made after due consultation.

2. Transfer of MHESC’s building materials and equipment business to MEW

A.	Outline of business transfer

MHESC, currently a subsidiary of MEI, will transfer the kitchen-related business, and the product marketing & sales promotion and representative sales functions of its headquarters to MEW.

B.	Schedule

February 4, 2005	Signing of business transfer agreement
April 1, 2005 (planned)	Date of business transfer

C.	Assets and liabilities of the businesses to be transferred (as of September 30, 2004)

	(in millions of yen	)

Item	Book value
Assets	906
Liabilities	—

D.	Transfer price and payment method

	(in millions of yen	)

Transfer price	906

Note:	The above transfer price is calculated based on the assets and liabilities as of September 30, 2004. MEW and MHESC will decide the final transfer price by the end of April 2005, adjusting for fluctuations in market prices of assets and liabilities as of the day prior to the business transfer.

Payment method	Decision will be separately made after due consultation.

3. Transfer of MHESC’s building materials and equipment business to Matsushita Electric Works Bathroom Ware     Systems & Life Co., Ltd.

A.	Outline of business transfer

MHESC will transfer its bathroom ware systems business to Matsushita Electric Works Bathroom Ware Systems & Life Co., Ltd. (MEWBWSL), a subsidiary of MEW established in January 2005.

B.	Schedule

February 4, 2005	Signing of business transfer agreement
April 1, 2005 (planned)	Date of business transfer

C.	Assets and liabilities of the businesses to be transferred (as of September 30, 2004)

	(in millions of yen	)

Item	Book value
Assets	163
Liabilities	—

D.	Transfer price and payment method

	(in millions of yen	)

Transfer price	163

Note:	The above transfer price is calculated based on the assets and liabilities as of September 30, 2004. MHESC and MEWBWSL will decide the final transfer price by the end of April 2005, adjusting for fluctuations in market prices of assets and liabilities as of the day prior to the business transfer.

Payment method	Decision will be separately made after due consultation.

II. Reorganization of home appliances business

1. Division of sales functions of home appliances in MEW and other MEW products, and transfer of such to MEI

[Outline of business division]

A.	Schedule

February 4, 2005	Signing of business division agreement
April 1, 2005 (planned)	Date of business division, transfer and commercial registration

B.	Method of business division and allotment of shares

MEW will divide a certain part of its business and MEI will succeed the divided business. MEI will allot 2,542,767 shares of its common stock (owned by MEI as treasury stock) to MEW.

MEI and MEW separately consulted their respective outside financial advisors regarding the assessment of the overall value of the relevant business. Based on such assessments, both companies held negotiations, and determined the number of shares to be allotted to MEW in consideration of the value of the business to be divided and transferred.

C.	Cash distribution upon business division and transfer

There will be no cash distribution in relation to the business division and transfer.

D.	Rights and obligations to be succeeded

Assets, liabilities, rights and obligations with respect to the business to be divided and transferred, which are considered to be necessary for MEI in order to operate the business to be succeeded.

E.	Prospects of paying debt obligations

MEI and MEW believe that both companies can pay their respective debt obligations after the business division and transfer.

F.	New directors and corporate auditors of succeeding company

None

[Description of the business to be divided]

A.	Business to be divided

MEW’s sales functions of home appliances and other MEW products

B.	Annual sales results of the business to be divided for the year ended November 30, 2004

Net Sales	Approximately 140 billion yen

C.	Assets and liabilities of the business to be divided (as of November 30, 2004)

(in millions of yen)
Item	Book value
Assets	459
Liabilities	—

2. Division of electrolysis water systems and other water treatment equipment business of Panasonic     Communications Co., Ltd., and transfer of such to MEW

[Outline of business division]

A.	Schedule

February 4, 2005	Signing of business division agreement
April 1, 2005 (planned)	Date of business division, transfer and commercial registration

B.	Method of business division and allotment of shares

Panasonic Communications Co., Ltd. (PCC), a subsidiary of MEI will divide a certain part of its business and MEW will succeed the divided business. MEW will allot 5,575,963 shares of its common stock (owned by MEW as treasury stock) to MEI, the sole shareholder of PCC (the company dividing relevant business).

MEW and PCC separately consulted their respective outside financial advisors regarding the assessment of the overall value of the relevant business. Based on such assessments, both companies held negotiations, and determined the number of shares to be allotted to MEI in consideration of the value of the business to be divided and transferred.

C.	Cash distribution upon business division and transfer

There will be no cash distribution in relation to the business division and transfer.

D.	Rights and obligations to be succeeded

Assets, liabilities, rights and obligations with respect to the business to be divided and transferred, which are considered to be necessary for MEW in order to operate the business to be succeeded.

E.	Prospects of paying debt obligations

MEW and PCC believe that both companies can pay their respective debt obligations after the business division and transfer.

F.	New directors and corporate auditors of succeeding company

None

[Description of the business to be divided]

A.	Business to be divided

Electrolysis water systems and other water treatment equipment business (including alkaline-ion water purifiers, water purifiers and pumps) of PCC.

B.	Annual sales results of the business to be divided for the year ended March 31, 2004

Net Sales	Approximately 12 billion yen

C.	Assets and liabilities of the business to be divided (forecast for March 31, 2005)

(in millions of yen)
Item	Book value
Assets	4,464
Liabilities	1,214

3. Transfer of MEW’s home appliance business to MEI

A.	Outline of business transfer

MEW will transfer the electric carpet, kitchen waste processor and hygiene toilet seat businesses to MEI.

B.	Schedule

February 4, 2005	Signing of business transfer agreement
April 1, 2005 (planned)	Date of business transfer

C.	Assets and liabilities of the businesses to be transferred (as of November 30, 2004)

(in millions of yen)
Item	Book value
Assets	317
Liabilities	—

D.	Transfer price and payment method

(in millions of yen)

Transfer price	317

Note:	The above transfer price is calculated based on the assets and liabilities as of November 30, 2004. MEI and MEW will decide the final transfer price by the end of April 2005, adjusting for fluctuations in market prices of assets and liabilities as of the day prior to the business transfer.

Payment method	Decision will be separately made after due consultation.

4. Transfer of MEW’s home appliance business to Matsushita Ecology Systems Co., Ltd.

A.	Outline of business transfer

MEW will transfer its air purifier business to Matsushita Ecology Systems Co., Ltd., a subsidiary of MEI.

B.	Schedule

February 4, 2005	Signing of business transfer agreement
April 1, 2005 (planned)	Date of business transfer

C.	Assets and liabilities of the businesses to be transferred (as of November 30, 2004)

(in millions of yen)

Item	Book value
Assets	162
Liabilities	—

D.	Transfer price and payment method

(in millions of yen)

Transfer price	1,517

Payment method	Decision will be separately made after due consultation.

III. Reorganization of Industrial Equipment Business

1.	Transfer of high-voltage power distribution equipment (CUBICLE) business within Matsushita Industrial Information Equipment Co., Ltd. to Matsushita Electric Works Electric Control Equipment & Systems, Ltd.

A.	Outline of business transfer

Matsushita Industrial Information Equipment Co., Ltd. (MIIE), currently a subsidiary of MEI, will transfer its CUBICLE business (excluding the central monitoring and control system business) to Matsushita Electric Works Electric Control Equipment & Systems, Ltd. (MEWECES), a subsidiary of MEW established in January 2005.

B.	Schedule

February 4, 2005	Signing of business transfer agreement
March 31, 2005 (planned)	Date of business transfer

C.	Assets and liabilities of the businesses to be transferred (as of September 30, 2004)

(in millions of yen)

Item	Book value
Assets	438
Liabilities	—

D.	Transfer price and payment method

(in millions of yen)

Transfer price	438

Note:	The above transfer price is calculated based on the assets and liabilities as of September 30, 2004. MIIE and MEWECES will decide the final transfer price by the end of April 2005, adjusting for fluctuations in market prices of assets and liabilities as of the day prior to the business transfer.

Payment method	Decision will be separately made after due consultation.

2. Transfer of MIIE’s central monitoring and control system business for facility management to MEW

A.	Outline of business transfer

MIIE will transfer the central monitoring and control system business for facility management to MEW.

B.	Schedule

February 4, 2005	Signing of business transfer agreement
March 31, 2005 (planned)	Date of business transfer

C.	Assets and liabilities of the businesses to be transferred (as of September 30, 2004)

	(in millions of yen	)

Item	Book value
Assets	55
Liabilities	—

D.	Transfer price and payment method

	(in millions of yen	)

Transfer price	55

Note:	The above transfer price is calculated based on the assets and liabilities as of September 30, 2004. MEW and MIIE will decide the final transfer price by the end of April 2005, adjusting for fluctuations in market prices of assets and liabilities as of the day prior to the business transfer.

Payment method	Decision will be separately made after due consultation.

MIIE will be merged into MEI on April 1, 2005 after the execution of the above mentioned business transfers. Through such merger, MEI will integrate the environmentally-friendly materials business of MIIE on April 1, 2005, aiming to further strengthen the group’s environmental business in the industrial equipment area. For further information about this merger, please refer to a separate press release issued today “Matsushita to Absorb Wholly-Owned Subsidiary.”

[Reference]

1.	Business status of MEI and MEW after the business divisions and transfers

MEI
1) Trade name:	Matsushita Electric Industrial Co., Ltd.
2) Principal lines of business:	Manufacture and sale of electronic and electric equipment
3) Principal office:	Osaka, Japan
4) Representative:	Kunio Nakamura, President
5) Capital stock:	No change as a result of this reorganization
6) Total assets:	Approximately 3 billion yen increase on total assets as a result of this reorganization
7) Annual financial closing date:	March 31
8) Effect on financial results:	MEI currently expects that this reorganization will have no material effect on the company’s financial performance on both a consolidated and non-consolidated basis for the year ending March 31, 2005.

MEW
1) Trade name:	Matsushita Electric Works, Ltd.
2) Principal lines of business:	Manufacture and sale of lighting, information and communications equipment, automation components, plastic materials, and housing-related products
3) Principal office:	Osaka, Japan
4) Representative:	Koichi Hatanaka, President
5) Capital stock:	No change as a result of this reorganization
6) Total assets:	Approximately 55 billion yen increase in total assets as a result of this reorganization
7) Annual financial closing date:	November 30
8) Effect on financial results:	MEW currently expects that the reorganization will have no material effect on the company’s financial performance on both a consolidated and non-consolidated basis for the year ending March 31, 2005.*

*This irregular fiscal year is subject to approval at MEW’s ordinary general meeting of shareholders scheduled for the middle of February 2005.

MEI and MEW plan to announce consolidated and non-consolidated financial forecasts for the fiscal year ending March 31, 2006 after this reorganization, around the end of April 2005.

2. Basic information for MEI and MEW (non-consolidated basis)

Trade Name	MEI (as of September 30, 2004)	MEW (as of November 30, 2004)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment	Manufacture and sale of lighting, information and communications equipment, electronic components to consumers, and housing-related products

Date of Incorporation	December 15, 1935	December 15, 1935

Principal Office	Osaka, Japan	Osaka, Japan

Representative	Kunio Nakamura, President	Koichi Hatanaka, President

Capital Stock (million yen)	258,740	138,349

Shares Issued	2,453,053,497	733,211,014

Shareholders’ Equity (million yen)	2,841,380	547,075

Total Assets (million yen)	5,095,843	881,953

Financial Closing Date	March 31	November 30

No. of Employees	50,753	13,991

Major Shareholders And Shareholdings

The Master Trust Bank of Japan, Ltd.

    (Trust account)                                         6.21%

Japan Trustee Services Bank, Ltd.

    (Trust account)                                        6.08%

Moxley & Co.                                                4.46%

Nippon Life Insurance Co.                           2.70%

Matsushita Investment &

    Development Co., Ltd.                             2.32%

MEI holds 148,527 thousand shares

(6.05% of total issued shares) of its own common stock.

MEI                                                         51.00%

Japan Trustee Services Bank, Ltd.

    (Trust account)                                    3.76%

The Master Trust Bank of Japan, Ltd.

    (Trust account)                                    2.58%

Matsushita Investment & Development

    Co., Ltd.                                               1.97%

Matsushita Real Estate Co., Ltd.            1.54%

MEW holds 16,083 thousand shares

(2.19% of total issued shares) of its own common stock.

Relationship with companies dividing relevant businesses	Capital Stock	MEI holds 51.00% of MEW’s issued shares as of February 4, 2005
	Personnel	There is one Director from MEI on MEW’s Board of Directors
	Business	Mutual sales and purchases of products

Notes:	1.	Amounts less than one million yen have been omitted. (hereinafter the same)
2.

The amounts shown above for shareholders’ equity, total assets, and number of employees are corrections of the respective amounts for MEI in the November 29, 2004 press release “Reorganization of Electrical Supplies Business of New Matsushita Group.”

Financial results for the most recent three fiscal years (non-consolidated basis)

	(in millions of yen, except per share amounts)

	MEI			MEW
Fiscal year ended	March 2002	March 2003	March 2004	November 2002	November 2003	November 2004
Net Sales	3,900,790	4,237,869	4,081,485	859,361	864,452	855,293
Operating Profit (Loss)	(92,952)	52,884	46,993	22,238	29,080	30,896
Recurring Profit (Loss)	(42,480)	80,196	105,201	29,889	34,911	36,688
Net Income (Loss)	(132,410)	28,828	59,499	14,814	21,636	21,928
Net Income (Loss) per Share (in yen)	(63.79)	12.80	25.52	20.81	29.95	30.36
Annual Dividends per Share (in yen)	10.00	12.50	14.00	12.50	14.00	13.75
Shareholders’ Equity per Share (in yen)	1,225.39	1,173.14	1,224.59	721.91	744.29	762.66

3. Basic information for the companies relevant to this reorganization (non-consolidated basis)

Trade Name	Panasonic Communications Co., Ltd. (as of March 31, 2004)	Matsushita Ecology Systems Co., Ltd. (as of March 31, 2004)
Principal Lines of Business	Manufacture and sale of fixed-line communications equipment, including document related equipment	Manufacture and sale of environmental systems business equipment

Date of Incorporation	April 10, 1951	May 15, 1956

Principal Office	Fukuoka, Japan	Aichi, Japan

Representative	Hajime Sakai, President	Tameshige Hirata, President

Capital Stock (million yen)	29,845	12,092

Shares issued	175,140,849	159,971,744

Shareholders’ Equity (million yen)	182,695	68,675

Total Assets (million yen)	283,443	95,946

Financial Closing Date	March 31	March 31

No. of Employees	7,162	1,162

Major Shareholders and Shareholdings	MEI 100%	MEI 100%

Trade Name	Matsushita Industrial Information Equipment Co., Ltd. (as of March 31, 2004)	Matsushita Housing Equipment & Systems Corporation (as of March 31, 2004)
Principal Lines of Business	Manufacture and sale of information equipment and systems terminals, and electric power management/power distribution equipment	Design, development and manufacture of housing systems products including system kitchens and bathroom ware systems Consulting, construction, sales and servicing of building equipment

Date of Incorporation	January 17, 1977	January 21, 1963

Principal Office	Osaka, Japan	Nara, Japan

Representative	Shunji Sawai, President	Masajiro Iima, President

Capital Stock (million yen)	3,000	500

Shares issued	6,000,000	1,000,000

Shareholders’ Equity (million yen)	301	3,695

Total Assets (million yen)	11,578	49,756

Financial Closing Date	March 31	March 31

No. of Employees	526	2,556

Major Shareholders and Shareholdings	MEI 100%	MEI 91.8%

Trade Name	Matsushita Electric Works Bathroom Ware Systems & Life, Ltd. (as of date of incorporation)	Matsushita Electric Works Electric Control Equipment & Systems, Ltd. (as of date of incorporation)
Principal Lines of Business	Manufacture and sale of housing equipment including plastic prefabricated baths, and building materials	Manufacture and sale of high and low voltage distribution/cubicle units, housing distribution boards, circuit breaker boxes, wave clocks, solar battery-run clocks, timer switches

Date of Incorporation	January 26, 2005	January 12, 2005

Principal Office	Osaka, Japan	Aichi, Japan

Representative	Ikuo Hamashita, President	Toshiaki Kakiuchi, President

Capital Stock (million yen)	450	450

Shares issued	9,000	9,000

Shareholders’ Equity (million yen)	450	450

Total Assets (million yen)	450	450

Financial Closing Date	March 31	March 31

No. of Employees	180* (*forecast for April 1, 2005)	643* (*forecast for April 1, 2005)

Major Shareholders and Shareholdings	MEW 100%	MEW 100%

###

February 4, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi (Osaka)	Ryuichi Tsuruta (Osaka)
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita to Absorb Wholly-Owned Subsidiary

Osaka, Japan, February 4, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, today announced that the company will absorb Matsushita Industrial Information Equipment Co., Ltd. (MIIE), as announced in the November 29, 2004 press release “Reorganization and Consolidation of Industrial Equipment Business.” The merger is expected to take effect on April 1, 2005, at which point MIIE will be merged into MEI. Details of the merger are outlined below.

1. Purpose of merger

In line with comprehensive collaboration efforts between MEI and Matsushita Electric Works, Ltd. (MEW), MEI will transfer the central monitoring and control system business of MIIE, a wholly-owned subsidiary of MEI, to MEW, and the high-voltage power distribution equipment (CUBICLE) business of MIIE to Matsushita Electric Works Electric Control Equipment & Systems, Ltd., a subsidiary of MEW, on March 31, 2005. (see separate press release issued today “Signing of Agreements on Reorganization of New Matsushita Group”). After these transfers, MEI will absorb the environmentally-friendly materials business of MIIE through such merger on April 1, 2005, with the aim of strengthening the group’s environmental business in the industrial equipment area.

2. Details of merger

(1)	Merger schedule

February 4, 2005	Board of Directors meet to vote on merger
February 4, 2005	Signing of merger agreement
April 1, 2005 (planned)	Effective date of merger
April 1, 2005 (planned)	Registration of merger

(2)	Method of merger

MEI, as the continuing company, will absorb MIIE, which will be subsequently dissolved.

(3)	Issue of new shares

Due to the fact that MEI is the sole shareholder of MIIE, MEI will not issue new shares of common stock in connection with this merger.

3. Basic information for MEI and MIIE (non-consolidated basis)

Trade Name	MEI (company to absorb) (as of September 30, 2004)	MIIE (company to be absorbed) (as of March 31, 2004)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment	Manufacture and sale of information equipment and systems terminals, and electric power management/power distribution equipment

Date of Incorporation	December 15, 1935	January 17, 1977

Principal Office	Osaka, Japan	Osaka, Japan

Representative	Kunio Nakamura, President	Shunji Sawai, President

Capital Stock (million yen)	258,740	3,000

Shares Issued	2,453,053,497	6,000,000

Shareholders’ Equity (million yen)	2,841,380	301

Total Assets (million yen)	5,095,843	11,578

Financial Closing Date	March 31	March 31

No. of Employees	50,753	526

Major Customers

Consumer products— widely distributed to general public through consumer and household equipment sales networks.

Business and industrial equipment and components— sold mainly to corporations, government agencies and manufacturers through systems and industrial sales networks.

		MEI

Major Shareholders and Shareholdings

The Master Trust Bank of Japan, Ltd.

(Trust account)                                    6.21%

Japan Trustee Services Bank, Ltd.

(Trust account)                                    6.08%

Moxley & Co.                                       4.46%

Nippon Life Insurance Co.                   2.70%

Matsushita Investment &

Development Co., Ltd.                         2.32%

MEI holds 148,527 thousand share

(6.05% of total issued shares) of its own common stock.

		MEI 100%

Major Banks	Sumitomo Mitsui Banking Corporation, Resona Bank Ltd., etc.	Sumitomo Mitsui Banking Corporation, Resona Bank Ltd., etc.

Note: Amounts less than one million yen have been omitted. (hereinafter the same)

Financial results for the most recent three fiscal years (non-consolidated basis)

	(in millions of yen, except per share amounts)
	MEI (company to absorb)			MIIE (company to be absorbed)
Fiscal Year ended	March 2002	March 2003	March 2004	March 2002	March 2003	March 2004
Net Sales	3,900,790	4,237,869	4,081,485	19,615	20,016	19,152
Operating Profit (Loss)	(92,952)	52,884	46,993	(4,719)	(1,343)	(2,028)
Recurring Profit (Loss)	(42,480)	80,196	105,201	(6,273)	(1,687)	(2,101)
Net Income (Loss)	(132,410)	28,828	59,499	(11,350)	(1,492)	3,097
Net Income (Loss) per Share (in yen)	(63.79)	12.80	25.52	(1,891.73)	(248.78)	516.20
Annual Dividends per Share (in yen)	10.00	12.50	14.00	—	—	—
Shareholders’ Equity per Share (in yen)	1,225.39	1,173.14	1,224.59	(217.19)	(465.97)	50.23

4. Effects of merger on MEI’s financial results

1) Trade name:	Matsushita Electric Industrial Co., Ltd.
2) Principal lines of business:	Manufacture and sale of electronic and electric equipment
3) Principal office:	Osaka, Japan
4) Representative:	Kunio Nakamura, President
5) Capital stock:	No increase as a result of this merger
6) Total assets:	Approximately 5 billion yen increase in total assets as a result of merger
7) Annual financial closing date:	March 31
8) Effect on financial results:	MEI currently expects that merger will have no material effect on the company’s financial performance.

# # #

For immediate release

Hitachi, Ltd. Hiroshi Inami Public Relations Corporate Communications Division Tel: +81-3-5208-9324 Fax: +81-3-4564-2149 E-mail: hiroshi.inami.tf@hitachi.com

Matsushita Electric (Panasonic)

Mike Kitadeya / Karl Takahashi

International Media Relations

Tel: +81-6-6949-2293    Fax: +81-6-6949-2255

Panasonic News Bureau

Tel: +81-3-3542-6205    Fax: +81-3-3542-9018

E-mail: panasonic-pr@gci-sunpub.co.jp

Hitachi and Panasonic Agree on Comprehensive

Collaboration in Plasma Display Business

TOKYO, Japan, February 7, 2005 — Hitachi, Ltd. (NYSE:HIT/TSE: 6501) and Matsushita Electric Industrial Co., Ltd. (NYSE:MC/TSE: 6752), best known for its Panasonic brand products, announced today that they will be joining forces to develop and expand the plasma TV market under an agreement that calls for all-around collaboration in moving forward with the plasma display (PDP) business. The two companies, both leaders in the plasma TV arena, have agreed to collaborate in a broad range of activities, including R&D, production, marketing and intellectual property. The color PDP was developed by researchers and engineers in Japan making the best use of their advanced technologies and innovative ideas. The agreement between Hitachi and Panasonic is aimed at further development of color PDP technologies and growth of the Plasma TV market on a global scale.

The color PDP was realized mostly with advanced Japanese technologies of image displays and it has become a key device in the digital consumer product field. The PDP is a self-luminous device that produces a picture by emitting light from many individual pixels. It has numerous notable features, such as wide viewing angle, fast response, and outstanding color rendering. Since the PDP is emissive (produces its own light), the amount of light it emits can be flexibly regulated according to the use environment. This makes it an ideal device from the ecological viewpoint, because it can conserve energy while offering large-screen size and high-definition. In addition, the PDP has a highly efficient productivity, making its cost competitiveness strong.

The plasma TV, which was developed to take full advantage of these features of the PDP, has achieved rapid market penetration against the backdrop of the spread of digital broadcasting worldwide. The Plasma TV accounts for about 90% of the global market for thin, large screen TV sets (Techno Systems Research Co., Ltd. survey) and are expected to enjoy phenomenal growth in coming years.

Concluding that the self-luminous PDP is the most suitable display for slim, large-screen, high-definition TVs, Hitachi and Panasonic agreed to establish a comprehensive cooperative relationship encompassing every aspect of the PDP business.

Although the specific points of collaboration are to be discussed and implemented progressively, some of the points currently envisioned by Hitachi and Panasonic are as follows:

1. R&D

In order to increase cost competitiveness by, for example, establishing standards for PDP module components, the companies will jointly explore whether and how they can work in liaison with component manufacturers. Synergism between the companies’ businesses, such as product performance enhancement and cost reduction, will be sought through mutual utilization of the best components of the Hitachi and Panasonic groups. An effort will be made to further strengthen the technological capability of the companies through the exchange of up-to-date PDP news and information from around the world.

2. Production

Standardization of next-generation production facilities and mutual benchmarking of production processes will be explored with an eye to boosting PDP production capacity and efficiency.

3. Marketing

The companies will collaborate in reaching out to consumers with easy-to-understand explanations of the advantages of PDP from the customer’s viewpoint, including their wide viewing angle, motion picture performance, color rendering capability and other superb picture quality features, and the excitement of having an energy-efficient home theater that adds realism to movie viewing in one’s own home.

4. Intellectual property

In view of the increasingly important role of patents in expanding the PDP business, Hitachi is to consider setting up a company to manage its PDP patents. Panasonic will consider investment into such company, which will enable a continuing and stable cross-licensing relationship between the two companies.

Hitachi and Panasonic have a partnership in a broad range of endeavors, most notably in the consumer products sector, and have achieved many successes in the joint development of products and other areas.

The companies view the agreement announced today as a step toward a still stronger collaborative relationship that will enable them to help make life more enjoyable for people around the world.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT/TSE:6501) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s Web site at http://www.hitachi.com.

About Panasonic

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of U.S.$71.92 billion for the year ended March 31, 2004. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.co.jp/global/index.html.

Other Contacts:

Hitachi America, Ltd.	Hitachi Europe Ltd.
Matt Takahashi	Masanao Sato
Tel: +1-650-244-7902 (U.S.)	Tel: +44-1628-585379 (U.K.)
E-mail: masahiro.takahashi@hal.hitachi.com	E-mail: masanao.sato @hitachi-eu.com

Hitachi (China) Investment, Ltd.
Tatsuya Kubo
Tel: +86-10-6590-8141 (China)
E-mail: tkubo@hitachi.cn

Panasonic Corporation of North America	Panasonic Europe Ltd.
James Reilly	Brendon Gore
Tel: +1-201-392-6067	Tel: +44-20-8899-2217

Panasonic Asia Pacific Pte Ltd.	Panasonic Corporation of China
Yoshihiro Matsukawa	Shunji Kanamura
Tel: +65-6390-8470	Tel: +86-10-6583-2498

# # #

February 17, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi (Osaka)	Ryuichi Tsuruta (Japan)
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric to Change Company Name of Subsidiary

Osaka, Japan, February 17, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE: MC]), best known for its Panasonic brand name, today announced that it will change the company name of Matsushita Kotobuki Electronics Industries, Ltd., (President: Tomiyasu Chiba, head office: Ehime, Japan) a wholly-owned subsidiary, to Panasonic Shikoku Electronics Co., Ltd. through a resolution that was approved at the extraordinary general meeting of shareholders held on February 17, 2005. The name change will take effect on April 1, 2005.

This name change is part of the company’s strategy to unify global brands under the Panasonic name.

# # #

February 22, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi (Osaka)	Ryuichi Tsuruta (Japan)
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, February 22, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between February 8, 2005 and February 22, 2005

3.	Aggregate number of shares repurchased: 9,570,000 shares

4.	Aggregate repurchase amount: 14,998,892,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on August 27, 2004:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 80 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the August 27, 2004 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 58,491,000 shares

•	Aggregate repurchase amount: 89,993,749,000 yen

(Reference 2)

The number of shares issued and treasury stock as of December 31, 2004:

•	Total number of shares issued (excluding treasury stock): 2,274,554,358 shares

•	Treasury stock: 178,499,139 shares

# # #

February 24, 2005

FOR IMMEDIATE RELEASE

The Sumitomo Trust & Banking Co., Ltd.
Contact:
Koichi Onaka, Head of IR Office (Japan)	Tel: +81-3-3286-8354
Fax: +81-3-3286-4654

Matsushita Electric Industrial Co., Ltd.
Media Contacts:
Mike Kitadeya/Karl Takahashi (Japan)
International PR	Tel: +81-6-6949-2293
Investor Relations Contacts:
Ryuichi Tsuruta (Japan)	Tel: +81-6-6908-1121
Akihiro Takei
Panasonic Finance (America), Inc.	Tel: +1-212-698-1365
Norio Iino
Panasonic Finance (Europe) plc	Tel: +44-20-7562-4400

Sumitomo Trust & Banking and Matsushita Sign Definitive Agreements on

Equity Ownership and Business Operations of Matsushita Leasing & Credit

Osaka, Japan, February 24, 2005 – The Sumitomo Trust & Banking Co., Ltd. (“STB”) and Matsushita Electric Industrial Co., Ltd. (“MEI” [NYSE symbol: MC]), jointly announced today that the two companies have finalized and signed definitive agreements regarding the equity ownership and business operations of Matsushita Leasing & Credit Co., Ltd. (“MLC”), a financial support company of the Matsushita Group.

1. Purpose of the Agreement

As previously announced on December 22, 2004, this agreement is part of continuing efforts to further enhance and expand MLC’s businesses through STB’s considerable know-how in the areas of financial and trust-related services, and the Matsushita Group’s extensive customer base, while increasing value for customers and overall corporate value for each of the three companies.

2. Details of the Agreement

(1) Share ownership

-STB will purchase from MEI approximately 60% of the total issued shares of MLC on April 1, 2005, whereby MLC will  become a consolidated subsidiary of STB.

-After the purchase of shares by STB, MEI will own approximately 34% of the total issued shares of MLC, whereby MLC  will become an equity method company of MEI.

(2) Main functions of STB and MEI

(a) STB

-Provide financial services that increase customer satisfaction.

-Provide MLC with management know-how of the financial business and stable fund procurement functions.

-Maintain and enhance financial services through MLC to support the marketing strategies of local retail stores  specializing in Panasonic and National brand  products.

(b) MEI

-Continue to assist MLC in providing various support functions to local retail stores specializing in Panasonic and  National brand products.

-Provide financial services opportunities through MLC to the Matsushita Group’s extensive customer base.

(3) Transfer value

-The value of the MLC shares (approximately 60% of the total issued shares of MLC) to be sold by MEI to STB was  determined based on the valuation of all issued MLC  shares, equivalent to 81.0 billion yen, which was calculated  through  due diligence and evaluation by outside financial advisors.

(4) New company name

-Sumishin Matsushita Financial Services Co., Ltd. (scheduled to be renamed from Matsushita Leasing & Credit Co., Ltd.  as of May 1, 2005)

(5) Joint operations

-STB and MEI will, through MLC, cooperate in developing new financing services that can contribute to the business  expansion for the Matsushita Group as a whole.

(6) Main areas of business

-Corporate customers (including the Matsushita Group): leasing, factoring, loan, credit and other services.

-Individual customers (including employees of the Matsushita Group): credit, loan, trust agent, asset management  consultation and other services.

Neither STB nor MEI have revised their respective financial results forecasts for the current fiscal year, ending March 31, 2005.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita Leasing & Credit Co., Ltd. (“Matsushita Leasing”) and the proposed investments in Matsushita Leasing by The Sumitomo Trust & Banking Co., Ltd. (“STB”) and Matsushita Electric Industries Co., Ltd. (“Matsushita”). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of STB and Matsushita in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors including, but not limited to; economic conditions in the countries in Japan where Matsushita and its Group companies sell products that are supported by Matsushita Leasing’s financing services; volatility in demand for such products from business and individual customers; whether the business cooperation as described in this press release will proceed as originally planned; the ability of STB and Matsushita to achieve their business objectives through their business cooperation as described in this press release. Such risks, uncertainties and other factors may cause STB’s or Matsushita’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. STB and Matsushita undertake no obligation to publicly update any forward-looking statements after the date of this press release.

# # #

Description of Internal Organization and Procedures Regarding Timely Disclosure of Corporate Information

February 28, 2005

Company Name: Matsushita Electric Industrial Co., Ltd.

The following describes the Company’s internal organization and procedures regarding timely disclosure of corporate information.

The Company aims to conduct its businesses with a high level of transparency under the basic management philosophy of contributing to society as a public entity, while maintaining accountability to stakeholders. The Company’s fundamental policy regarding disclosure is outlined in Chapter 2, Section II-5 “Information Disclosure” of the Matsushita Group Code of Conduct (see attachment). The Matsushita Group Code of Conduct is a detailed description of directives to be followed in order to maintain the Company’s basic management philosophy. This information is also available on the Company’s web page. The Company’s fundamental policy regarding disclosure is to provide impartial and precise financial results and other corporate information including management policies, business activities, and corporate social responsibility (CSR) activities both timely and appropriately, in an easily understandable manner.

In conformance with this policy, matters of material importance regarding management of the Matsushita Group are decided upon or reported at the Company’s Board of Directors Meetings, pursuant to the Regulations of the Board of Directors. Such material matters, as well as information that the Company is required to disclose by relevant laws, ordinances or stock exchange regulations in Japan and overseas, are reported accurately and in a timely manner to the appropriate corporate division under the supervision of the Chief Financial Officer (CFO). In this manner, the Company maintains a system whereby material information is conveyed accurately and timely.

The Company also maintains a system whereby information regarding business domain companies within the Matsushita Group (including subsidiaries) that is required to be disclosed by relevant laws, ordinances or stock exchange regulations in Japan and overseas is conveyed to the Corporate Accounting Group or the Corporate Finance and IR Group of the head office in a timely manner.

Decisions as to whether or not the information described above needs to be disclosed are made in accordance with domestic or overseas laws, ordinances and applicable stock exchange regulations. Thus, information is disclosed in a timely manner after a resolution or decision is made, or at the time the Company recognizes such occurrence.

In addition, details of the disclosed matter are confirmed by the business divisions concerned and outside attorneys to assure accuracy, impartiality and sufficiency.

As a company listed on the New York Stock Exchange, and in accordance with the U.S. Sarbanes-Oxley Act of 2002, the Company established and implemented disclosure controls and procedures as required by Section 302 of the Act, starting in the fiscal year ended March 31, 2003 (fiscal 2003). With regard to the preparation and confirmation of the Company’s annual securities report submitted to the Financial Services Agency in Japan, annual report on Form 20-F, and annual report for investors, the Company established the Internal Control and Disclosure Committee to check the propriety of statements and descriptions and the adequacy of the procedures in the disclosure. This committee consists of representatives from various internal divisions, and is supervised by the President of the Company and the CFO, who are both directly responsible for the establishment, maintenance and effectiveness of internal and disclosure controls. The chairman of the committee is appointed by the President and the CFO of the Company, and members of the committee are appointed by the chairman. The committee is responsible for the preparation, maintenance, improvement and evaluation of internal control procedures regarding the disclosure of information.

Furthermore, in order to ensure the reliability of the Company’s financial reporting, the Matsushita Group, including subsidiaries, worked on documenting the appropriate systems and procedures in operations from the control environment up to actual internal control activities, and appointed internal auditing managers in each of the business domain companies, who will check on how requisites are observed (or the effectiveness of internal controls) under the supervision of the Corporate Internal Auditing Group. In fiscal 2005, ending March 2005, the Company will further reinforce internal controls by implementing self-assessments, in addition to regular internal auditing, at organizational units of the Matsushita Group.

Under these internal organizations and procedures, the Company will continue to provide timely and adequate corporate information with speed, accuracy and impartiality, from the perspective of investors at all times. The Company also acknowledges the importance of the basic philosophy regarding faithful execution of business by issuers of securities listed on the stock exchanges under their rules and regulations for timely disclosure.

(Attachment)

The Matsushita Group Code of Conduct

Chapter 2. Implementing the Code in Business Operations

II-5. Information Disclosure

(1)	Basic Approach to Information Disclosure

We will provide our various stakeholders, including customers and shareholders, with fair and accurate information on corporate financial affairs, our Basic Business Philosophy, business policies and activities, as well as corporate social responsibility activities, in a timely, understandable and appropriate manner. At the same time, we will listen to our customers’ requests and comments and reflect them in our business policies and activities. We will seek to be an enterprise with high transparency.

(2)	Compliance with Applicable Laws and Regulations

Our securities have been listed on securities markets in several countries and regions. Accordingly, we will abide by all applicable securities and information disclosure-related laws and regulations of appropriate countries and regions. We will never engage in insider trading or other transactions using inside information.

(3)	Disclosure Methods

In addition to information whose disclosure is required by securities-related laws and regulations of relevant countries and regions, we will disclose other information following proper internal control procedures, so as to ensure that the information we disclose is fair, accurate, sufficient and timely.